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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)
                     SOLICITATION/RECOMMENDATION STATEMENT
                             UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                        IMPAC COMMERCIAL HOLDINGS, INC.
                           (NAME OF SUBJECT COMPANY)

                        IMPAC COMMERCIAL HOLDINGS, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  45254R 10 8
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               RANDAL A. NARDONE
                        IMPAC COMMERCIAL HOLDINGS, INC.
                            C/O FIC MANAGEMENT INC.
                          1301 AVENUE OF THE AMERICAS
                               NEW YORK, NY 10019
                                 (212) 798-6100
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
    TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING
                                   STATEMENT)

                            ------------------------

                                   COPIES TO:

J. GREGORY MILMOE, ESQ.                         CHRISTOPHER E. MANNO, ESQ.
  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP      WILLKIE FARR & GALLAGHER
  FOUR TIMES SQUARE                             787 SEVENTH AVENUE
  NEW YORK, NEW YORK 10036                      NEW YORK, NEW YORK 10019
  TELEPHONE: (212) 735-3000                     TELEPHONE: (212) 728-8000
  TELECOPIER: (212) 735-2000                    TELECOPIER: (212) 728-8111

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1.  SUBJECT COMPANY INFORMATION

     (a) The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is Impac Commercial Holdings, Inc., a Maryland corporation (the "Company"). The address of the principal executive offices of the Company is 1301 Avenue of the Americas, New York, NY 10019. The telephone number of the principal executive offices of the Company is (212) 798-6100.

     (b) The title of the class of equity securities to which this Schedule 14D-9 relates is common stock, par value $0.01 per share. As of October 4, 2000, there were 8,040,812 shares of Company common stock outstanding (on a fully diluted basis assuming conversion of all options exercisable within 60 days and the conversion of all shares of the Company's Series B 8.5% Cumulative Convertible Preferred Stock).

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

     (a) The name, address and telephone number of the Company, which is the person filing the Schedule 14D-9, are set forth in Item 1 above.

     (d) This Statement relates to a tender offer by Fortress Impac Acquisition Corp., a Maryland corporation ("Purchaser") and its affiliates, disclosed in a tender offer statement on Schedule TO (the "Schedule TO") dated October 13, 2000, to purchase any and all outstanding shares of common stock of the Company (the "Shares") at a price of $7.55 per Share, net to the seller in cash, without interest, less any amounts required to be withheld and paid to governmental entities (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 13, 2000 (the "Offer to Purchase"), a copy of which is attached as Exhibit (a)(1) to the Schedule TO, which is incorporated by reference herein, and the related Letter of Transmittal, a copy of which is attached as Exhibit (a)(2) to the Schedule TO (which, as may be amended from time to time, together constitute the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 6, 2000 (the "Merger Agreement"), between the Company, Fortress Investment Corp. ("FIC") and Purchaser. The Merger Agreement provides that, among other things, as promptly as practicable after the purchase of Shares pursuant to the Offer and the satisfaction or waiver, where appropriate, of other conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation. The Merger Agreement further provides that those Shares that are not acquired in the Offer will be converted into the right to receive $7.55 per Share in cash in the Merger. A copy of the Merger Agreement is attached hereto as Exhibit (e)(1) and is incorporated by reference herein.

     According to the Schedule TO, the address of the principle executive offices of FIC and Purchaser is 1301 Avenue of the Americas, New York, NY 10019.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     For a description of certain contracts, agreements, arrangements or understandings and any actual or potential conflicts of interests between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates, or (ii) Purchaser or its respective executive officers, directors or affiliates, see "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and Merger" in the Offer to Purchase which is incorporated by reference herein.

     A summary of the material provisions of the Merger Agreement is included in "SPECIAL FACTORS -- The Merger Agreement" in the Offer to Purchase, which is incorporated by reference herein. The summary of the Merger Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     (a) Recommendation of the Board of Directors. At a meeting held on October 6, 2000, the Board of Directors of the Company (the "Company's Board"), after receiving the unanimous recommendation of the

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special committee of independent directors of the Company's Board, consisting entirely of directors not affiliated with the Company's management, FIC or Purchaser (the "Independent Committee"), unanimously approved the Merger Agreement and the transactions completed thereby, including the Offer and the Merger, and determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company's stockholders (other than Purchaser and its affiliates).

     The Company's Board unanimously recommends that the stockholders accept the Offer and tender their Shares pursuant to the Offer.

     A letter to the stockholders communicating the Company's Board's unanimous recommendation and a press release announcing the commencement of the Offer are filed herewith as Exhibits (a)(3) and (a)(4), respectively, and are incorporated by reference herein.

     (b) Reasons.

     Independent Committee. In evaluating the Merger Agreement, the Offer and the Merger, the Independent Committee relied upon its knowledge of the business, financial condition and prospects of the Company as well as the advice of its financial and legal advisors. In determining that the Independent Committee would recommend the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, to the Company's Board, the Independent Committee considered a number of factors, including the following:

          (i) Financial and Business Information. The Independent Committee considered the information with regard to the financial condition, results of operations, competitive position, business and prospects of the Company, current economic and market conditions (including current conditions in the industry in which the Company is engaged) and the estimated liquidation value of the Company.

          (ii) Market Price and Premium. The Independent Committee considered the historical market prices and recent trading activity of the Company's common stock with a particular emphasis on the relationship between the $7.55 per Share amount and the trading history of the Company's common stock. In particular, the Independent Committee noted that the $7.55 per Share amount represented a premium of approximately 20.8% over the $6.25 per Share closing price on the American Stock Exchange on October 6, 2000, prior to the announcement of the Merger Agreement, a premium of approximately 31.3% over the $5.75 per Share price of the Company's self tender in May 2000, which was oversubscribed, and a premium of approximately 37.3% over the $5.49 per Share average trading price during the twelve months ended September 29, 2000.

          (iii) Alternatives to the Merger. The Independent Committee considered possible alternatives to the Offer and the Merger, including continuing to operate the Company as a publicly-held entity and assuming the risks and costs associated therewith, including, the Company's inability to raise capital to fund future growth in a manner that would not be dilutive to stockholders and the costs of continuing to manage the Company and maintain compliance with the Company's obligations as a public company. The Independent Committee discussed that the Company had already implemented its business plan involving the liquidation of certain non-core assets and the reinvestment of the proceeds in investment grade commercial mortgage backed securities and the lack of positive effect of such activities on the Company's stock price. The Independent Committee also considered a liquidation of the assets of the Company, but concluded that the relative illiquidity of certain of the Company's assets and the expenses and transaction costs associated therewith would not result in greater value to the stockholders than the Offer and the Merger.

          (iv) Recent Discussions Regarding a Sale of the Company. The Independent Committee considered the discussions that the Company has had with other potential strategic acquirors regarding a possible sale of the Company and the absence of viable potential merger candidates.

          (v) Arm's-Length Negotiations. The Independent Committee considered the fact that the Merger Agreement and the transactions contemplated thereby were the product of arms-length negotiations

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     between Purchaser and the Independent Committee (and their respective advisors), none of whose members were employed by or affiliated with the Company (except in their capacities as directors) or FIC or would have any equity interest in the Company following the Merger.

          (vi) Offer Price and Merger Consideration. The Independent Committee concluded, based on its negotiations with FIC and Purchaser, that the Offer Price represented the highest price that Purchaser would be willing to pay to acquire the Shares. This determination was the result of the Independent Committee's negotiations with Purchaser.

          (vii) Fairness Opinion. The Independent Committee considered the financial presentation of Bear, Stearns & Co. Inc. ("Bear Stearns") and Bear Stearns oral opinion delivered at the October 5, 2000 meeting of the Independent Committee (subsequently followed by delivery of a written opinion dated October 6, 2000 (the "Fairness Opinion"), the date that the Merger Agreement was executed and delivered) that, as of the date of such written opinion and based upon and subject to the assumptions, factors and limitations set forth therein, the per Share amount was fair, from a financial point of view, to the Company's stockholders (other than Purchaser and its affiliates). A COPY OF BEAR STEARNS'S WRITTEN OPINION SETTING FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY BEAR STEARNS IS ATTACHED AS SCHEDULE I TO THIS
     SCHEDULE 14D-9 AND IS INCORPORATED BY REFERENCE HEREIN. STOCKHOLDERS ARE URGED TO, AND SHOULD, READ THE OPINION OF BEAR STEARNS CAREFULLY AND IN ITS ENTIRETY (SEE "SCHEDULE I -- OPINION OF BEAR, STEARNS & CO. INC.").

          (viii) Transaction Structure. The Independent Committee evaluated the benefits of the transaction being structured as an immediate cash tender offer for all of the Shares, thereby enabling the public stockholders of the Company the opportunity to obtain cash for all of their Shares at the earliest possible time and the fact that the per Share consideration to be paid in the Offer and the Merger is the same. In addition, the per Share consideration is payable in cash, thereby eliminating any uncertainties in valuing the consideration to be received by the Company's public stockholders.

          (ix) Ability to Consider Alternative Transactions. The Independent Committee considered the terms of the Merger Agreement, including (A) the absence of standard "no-shop" provisions, (B) the ability of the Company's Board, in the exercise of its fiduciary duties, to terminate the Merger Agreement in order to permit the Company to enter into an alternative transaction and to pay actual expenses not to exceed $400,000 in lieu of a customary break-up fee.

          (x) Possible Decline in Market Price of Company Common Stock. The Independent Committee considered that if a merger transaction with Purchaser were not negotiated and the Company remained as a publicly-held corporation, it is possible that, because of a decline in the market price of the Company common stock or the stock market in general, the price that might be received by the holders of the Shares in the open market or in a future transaction might be less than the $7.55 per Share price to be received by the Company's stockholders in connection with Offer and the Merger.

     Company's Board. In reaching its determination to approve the Merger Agreement and the transactions contemplated thereby, the Company's Board independently considered each of the factors enumerated above and considered and relied upon the conclusions and unanimous recommendation of the Independent Committee that the Company's Board approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and the considerations referred to above as having been taken into account by the Independent Committee, as well as the Company's Board's own familiarity with the Company's business, financial condition, results of operations and prospects and the nature of the industry in which the Company operates. Members of the Company's Board are also affiliates of Purchaser and adopt the reasons regarding fairness of the Offer and the Merger described in the section entitled "SPECIAL FACTORS -- Position of Purchaser and its Affiliates Regarding Fairness of the Offer and the Merger" set forth in the Offer to Purchase.

     If Purchaser does not own at least 90% of the Shares of Company common stock at the expiration of the Offer, then the Company will call a special meeting of stockholders to consider and vote upon the approval of the Merger Agreement and the Merger.

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

     The Independent Committee and the Company's Board did not structure the transaction to require the approval of the holders of a majority of the Company common stock held by stockholders unaffiliated with Purchaser and its affiliates because such approval is not required under Maryland law and the Independent Committee and the Company's Board believe that the substantive and procedural fairness of the transaction was established by the factors set forth above.

     In light of the number and variety of factors that the Independent Committee and the Company's Board considered in connection with their evaluation of the Offer and the Merger, neither the Independent Committee nor the Company's Board found it practicable to quantify or otherwise assign relative weights to the foregoing factors, and, accordingly, neither the Independent Committee nor the Company's Board did so. In addition, individual members of the Independent Committee and the Company's Board may have given different weights to different factors. Rather, the Independent Committee and the Company's Board viewed their positions and recommendations as being based on the totality of the information presented to and considered by them.

     THE COMPANY'S BOARD, AFTER RECEIVING THE UNANIMOUS RECOMMENDATION OF THE INDEPENDENT COMMITTEE, UNANIMOUSLY (1) HAS APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, (2) HAS DETERMINED THAT THE OFFER AND THE MERGER ARE ADVISABLE, FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS (OTHER THAN PURCHASER AND ITS AFFILIATES) AND (3) RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

BEAR STEARNS'S ANALYSIS

     The Independent Committee retained Bear Stearns to act as its financial advisor in connection with the Offer and the Merger. On October 5, 2000, the Independent Committee met to review the Offer and the terms of the Merger Agreement. During this meeting, Bear Stearns orally rendered its opinion, that, as of that date, based upon and subject to the assumptions, factors and limitations set forth in the Bear Stearns opinion, a cash purchase price of $7.55 per Share was fair to stockholders of the Company, other than Purchaser and its affiliates, from a financial point of view.

     THE FULL TEXT OF THE FAIRNESS OPINION, WHICH SETS FORTH, AMONG OTHER THINGS, THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED, AND QUALIFICATIONS AND LIMITATIONS ON THE SCOPE OF THE REVIEW UNDERTAKEN BY BEAR STEARNS IN RENDERING THE FAIRNESS OPINION, IS ATTACHED AS SCHEDULE I TO THIS DOCUMENT. STOCKHOLDERS ARE URGED TO, AND SHOULD, READ THE FAIRNESS OPINION CAREFULLY AND IN ITS ENTIRETY. THE FAIRNESS OPINION WAS DELIVERED TO THE INDEPENDENT COMMITTEE FOR ITS USE IN CONNECTION WITH ITS CONSIDERATION OF THE OFFER AND ADDRESSES ONLY, AS OF THE DATE OF THE FAIRNESS OPINION, THE FAIRNESS OF THE OFFER PRICE FROM A FINANCIAL POINT OF VIEW, TO BE RECEIVED BY THE STOCKHOLDERS OF THE COMPANY, OTHER THAN PURCHASER AND ITS AFFILIATES. THE FAIRNESS OPINION IS NOT INTENDED TO BE, AND DOES NOT CONSTITUTE, A RECOMMENDATION TO THE INDEPENDENT COMMITTEE OF THE COMPANY OR TO ANY STOCKHOLDER OF THE COMPANY. THE FAIRNESS OPINION DOES NOT ADDRESS THE UNDERLYING BUSINESS DECISION OF THE INDEPENDENT COMMITTEE TO RECOMMEND THE OFFER AND THE MERGER TO THE STOCKHOLDERS OF THE COMPANY OR THE UNDERLYING BUSINESS DECISION OF THE COMPANY TO ENTER INTO THE MERGER AGREEMENT, THE RELATIVE MERITS OF THE OFFER AND THE MERGER AS COMPARED TO ANY ALTERNATIVE BUSINESS STRATEGIES THAT MIGHT EXIST FOR THE COMPANY OR THE EFFECTS OF ANY OTHER TRANSACTION IN WHICH THE COMPANY MIGHT ENGAGE. THE SUMMARY OF THE FAIRNESS OPINION SET FORTH IN THIS DOCUMENT IS QUALIFIED BY REFERENCE TO THE FULL TEXT OF THE FAIRNESS OPINION.

     The Fairness Opinion related to the $7.55 per Share Offer Price at October 6, 2000 was based on facts and information known at October 6, 2000 and does not relate to or consider any changes, including changes in

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economic or market conditions, since that date. The Offer Price, the form of the consideration and the terms of the Merger were determined by arm's-length negotiations between the Independent Committee, FIC and Purchaser and were not based on any recommendation by Bear Stearns. The Independent Committee and the Company did not impose any limitations on Bear Stearns with respect to the investigations made or the procedures followed by Bear Stearns in rendering its opinion. In arriving at its opinion, Bear Stearns, among other things:

     - reviewed the draft Merger Agreement which Bear Stearns was advised was in substantially final form;

     - reviewed the Company's Annual Reports on Form 10-K for the years ended December 31, 1997-1999, its Quarterly Report on Form 10-Q for the periods ended March 31, 2000 and June 30, 2000; its reports on Form 8-K during the three years ended October 5, 2000; and its self-tender documents on forms SC TO-I dated April 24, 2000 and June 6, 2000;

     - reviewed certain operating and financial information, including projections through December 31, 2001 provided to us by management of FIC Management Inc., an affiliate of FIC (the "Manager") relating to the Company's business, operations and prospects;

     - reviewed the Management Agreement between the Company and the Manager dated May 6, 1999 (the "Management Agreement");

     - reviewed the Manager's projections of revenues, expenses and incentive fees related to the Management Agreement;

     - reviewed the terms of the Series B 8.5% Cumulative Convertible Preferred Stock held by an affiliate of FIC and the provisions of the Merger Agreement related thereto;

     - met with certain members of the Company's senior management, all of whom are also employees of an affiliate of FIC, to discuss the Company's business, operations, historical and projected financial results and future prospects;

     - obtained from management of the Company third party marks of the estimated market value of the Company's commercial mortgage backed securities investments as of June 30, 2000;

     - met with representatives of FIC and the Manager to discuss the Offer and their views as to the Company's business;

     - met with the Independent Committee and discussed, among other things, the Independent Committee's view of the financial projections of the Company furnished to Bear Stearns by the Manager, strategic alternatives pursued by the Company and prospects for the Company;

     - reviewed the historical prices, trading multiples and trading volume of the Company common stock;

     - reviewed publicly available financial data, stock market performance data and trading multiples of companies which Bear Stearns deemed generally comparable to the Company;

     - reviewed the terms of recent merger and acquisition and liquidation transactions involving companies which Bear Stearns deemed generally comparable to the Company;

     - reviewed the terms of recent merger and acquisition transactions involving the acquisition of real estate investment trusts ("REIT") by advisors to REITs, or by third parties in connection with their acquisitions of a REIT;

     - performed discounted cash flow analyses based on the projections for a hypothetical liquidation of the Company and third party marks of the estimated market value of the Company's commercial mortgage backed securities investments as obtained from management of the Company;

     - performed discounted cash flow analysis based on the projections for the Manager under the Management Agreement; and

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     - conducted such other studies, analyses, inquiries and investigations as
       Bear Stearns deemed appropriate.

     Bear Stearns relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information, including without limitation the projections provided to us by the Company, FIC and the Manager. With respect to the Company's and the Manager's projected financial results, Bear Stearns assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior managements of the Manager and the Company as to the expected future performance of the Company and the Manager, respectively. Bear Stearns did not assume any responsibility for the independent verification of any such information or projections provided to Bear Stearns, and Bear Stearns further relied upon the assurances of the senior management of the Company and the Manager that they were unaware of any facts that would make the information, projections and estimates provided to Bear Stearns incomplete or misleading. In addition, Bear Stearns did not perform or receive any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor was Bear Stearns furnished with any such evaluation or appraisal. During the course of Bear Stearns's engagement, Bear Stearns was not asked by the Independent Committee to, and did not, solicit indications of interest from third parties regarding a transaction with the Company. Bear Stearns has assumed that the Transaction will be consummated in a timely manner and in accordance with the terms of the Merger Agreement without any regulatory limitations, restrictions, conditions or modifications that collectively would have a material effect on the Company. Bear Stearns was recently informed by the Manager that (i) there have been prepayments made to the collateral underlying the Company's collateralized mortgage obligations and (ii) that these prepayments will have a non-material impact on the Company's interest income and the financial performance of the Company.

     The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not necessarily susceptible to partial analysis or summary description. Bear Stearns believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered, without considering all of the analyses and factors, could create a misleading or incomplete view of the processes underlying its opinion. In arriving at its opinion, Bear Stearns did not assign any particular weight to any analysis or factor considered by it, but rather made qualitative judgments based upon its experience in providing such opinions and on then-existing economic, monetary, market and other conditions as to the significance of each analysis and factor. In its analyses, Bear Stearns, at the Company's direction and with the Independent Committee's consent, made numerous assumptions with respect to industry performance, general business conditions and other matters, many of which are beyond the control of the Company or Bear Stearns. Any assumed estimates implicitly contained in Bear Stearns's opinion or relied upon by Bear Stearns in rendering its opinion do not necessarily reflect actual values or predict future results or values. Any estimates relating to the value of a business or securities do not purport to be appraisals or to necessarily reflect the prices at which companies or securities may actually be sold.

     The Independent Committee retained Bear Stearns based upon Bear Stearns's qualifications, experience and expertise. Bear Stearns is an internationally recognized investment banking firm which, as part of its investment banking business, regularly engages in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Bear Stearns has previously rendered investment banking and financial advisory services to the Company and has received fees for rendering these services. In addition to acting as the Independent Committee's financial advisor in connection with the Offer and the Merger, Bear Stearns has, within the past eighteen months, acted as an advisor to the Company in connection with an unsolicited proposed transaction with Apex Mortgage Capital, Inc. Bear Stearns has provided investment banking services to affiliates of FIC. In addition, Bear Stearns, through one of its affiliated investment partnerships, is an investor in a fund sponsored by an affiliate of FIC. In the ordinary course of its business, Bear Stearns may actively trade the

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equity and/or debt securities of the Company for its own account or for accounts of its customers and, accordingly, Bear Stearns may at any time hold a long or short position in such securities.

SUMMARY OF ANALYSES

     The following is a summary of the material financial analyses presented by Bear Stearns to the Independent Committee of the Board of Directors of the Company on October 5, 2000. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Bear Stearns, the tables must be read together with the text of each summary. The tables alone do not represent a complete description of the financial analyses.

     (A) Comparable Companies Analysis. Bear Stearns developed a set of comparable public companies and compared certain information to similar data for the Company. The set of comparable companies was developed after reviewing the following factors, among others: business comparability and market segmentation, relative size of market capitalization and liquidity, growth parameters and other relevant business and financial characteristics. This set of comparable companies consists of the following commercial mortgage REITs:

     Amresco Capital Trust
     Anthracite Capital, Inc.
     Clarion Commercial Holdings
     Resource Asset Investment Trust

     This comparable companies analysis included information such as share price as a multiple of latest twelve months earnings per share, last quarter's annualized, projected (where available) 2000 and 2001 EPS and book value/Net Asset Value. When deriving multiples on projected measures of financial performance, Bear Stearns based the estimates of future financial performance on analysts' estimates prepared by equity research analysts from various securities firms. The following table sets forth the statistics derived from the comparable companies analysis:

                                        PRICE/EARNINGS    PRICE/EARNINGS    PRICE/BOOK VALUE OR
                                        2000 ESTIMATE     2001 ESTIMATE       NET ASSET VALUE
                                        --------------    --------------    -------------------
High..................................       6.6x              6.2x                1.0x
Low...................................       4.5x              5.0x                0.6x
Mean..................................       5.6x              5.6x                0.8x
Median................................       5.7x              5.6x                0.9x

     Bear Stearns noted that not all companies in the analysis employ the same method of accounting for their assets. Some companies mark to market many of their assets and carry the assets at estimated market value, while other companies record their assets' book values primarily at historical cost.

     Bear Stearns noted that none of the comparable companies is identical to the Company and that, accordingly, any analysis of comparable companies necessarily involves complex consideration and judgments concerning differences in financial and operating characteristics and other factors that would necessarily affect the relative trading values of the Company versus the companies to which the Company was being compared.

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

     (B) Comparable Merger and Acquisition and Liquidation Transactions. Bear Stearns reviewed the publicly available financial terms of relevant precedent transactions in the commercial mortgage REIT sector. The following table sets forth the applicable comparable transactions:

     MERGERS & ACQUISITIONS:

                                             DATE
ACQUIROR                                   ANNOUNCED               TARGET
--------                                   ---------    -----------------------------
Anthracite Acquisition Corp. ............   2/9/2000    CoreCap, Inc.
Ocwen Financial Corp.....................  7/26/1999    Ocwen Asset Investment Corp.
Imperial Credit Industries...............  7/22/1999    Imperial Credit Commercial
                                                        Mortgage Investment Corp.

     LIQUIDATIONS:

                                             DATE
COMPANY                                    ANNOUNCED
-------                                    ---------
Amresco Capital Trust....................  8/23/2000
Chastain Capital Corp....................  5/14/1999

     For each of these transactions, Bear Stearns analyzed various multiples based on the purchase price paid by the acquiror (the "Acquisition Price"), including the ratio of the Acquisition Price to 1999 earnings per share, the ratio of the Acquisition Price to last twelve months earnings per share, the ratio of the Acquisition Price to last quarter annualized earnings per share and the ratio of the Acquisition Price to book value. The ratio of the Acquisition Price to book value per share ranged from 0.6x to 0.8x book value for the comparable mergers and acquisitions. In the cases where the comparable company chose to pursue a plan of liquidation, the ratio of trading prices immediately following the announcement of shareholder approval of the company's liquidation plan to publicly disclosed nominal proceeds expected from the liquidation ranged from .85x to .96x.

     Bear Stearns noted that none of the comparable transactions is identical to the Merger and that, accordingly, any analysis of comparable transactions necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that would necessarily affect the relative values of the Merger versus the companies to which the Merger was being compared.

     (C) Liquidation Analysis. Bear Stearns performed an analysis of the present value of proceeds potentially realizable from the liquidation of the Company's assets. This analysis was based on estimates and guidance provided by the Company's management regarding the potential sales proceeds, interim costs of operating the Company and other costs associated with the sale of the assets. Bear Stearns utilized a range of values for the assets based on third party bid indications obtained by management as part of the quarterly reporting process. Bear Stearns computed the present value of the cash flows from the sale of the assets by applying a range of discount rates of 15% to 20% per year. These discount rates were based on management's targeted return on equity when acquiring assets for the Company's portfolio. Bear Stearns noted that this analysis relies on complex assumptions regarding, among other things, the value of certain assets, timing of sales, expenses associated with a liquidation and interest income and expense that require complex considerations and judgments. Bear Stearns noted that the liquidation analysis is hypothetical in that sales prices, timing and costs could not be assured, accordingly any liquidation analysis involves complex adjustments concerning differences in financial and operating characteristics and other factors that would necessarily affect the relevant present values of cash flows.

     (D) Premium Analysis. Bear Stearns observed that, based on the Offer Price to the public stockholders of $7.55 per share, the following premiums were applicable:

     MERGER PREMIUMS BASED ON THE OFFER PRICE FOR THE FOLLOWING PERIODS PRIOR TO TRANSACTION ANNOUNCEMENT

One Day Prior (10/04/2000)..................................  18.4%
90 Day Average from 5/24/2000...............................  26.7%
52 Week High (8/17/2000)....................................  12.9%
52 Week Average as of 9/29/2000.............................  37.5%
52-Week Low (3/21/2000).....................................  61.0%
Self-tender price (5/22/2000)...............................  31.3%

As described above, Bear Stearns's Fairness Opinion and presentation to the Independent Committee were some of the many factors taken into consideration by the Independent Committee in making its determination to recommend the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby to the Company's Board. Consequently, the analyses described above should not be viewed as determinative of the opinion of the Independent Committee, the Company's Board or the Company's management with respect to the value of the Company or whether the Independent Committee would have been willing to recommend a transaction at a different level of consideration.

     (c) Intent to tender. After reasonable inquiry and to the best of the Company's knowledge, each executive officer, director and affiliate of the Company (other than those affiliated with Purchaser or its affiliates) currently intends to tender all Shares, held of record or beneficially owned by such person, to Purchaser as of the expiration date of the Offer.

ITEM 5.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     (a) Pursuant to the terms of the engagement letter, dated September 26, 2000, between Bear Stearns, the Independent Committee and the Company (the "Engagement Letter"), the Company engaged Bear Stearns to act as financial advisor to the Independent Committee in connection with various possible transactions, including transactions contemplated by the Merger Agreement (each, a "Transaction"). As part of its role as financial advisor, Bear Stearns executed and delivered the Fairness Opinion.

     Pursuant to the terms of the Engagement Letter, the Company has agreed to pay Bear Stearns upon the earlier of (i) receipt by Bear Stearns of a written request from the Company to render an opinion or (ii) execution by the Company of a definitive agreement relating to a Transaction (including the Merger Agreement), a fee of $625,000 payable in cash.

     The Company has also agreed to reimburse Bear Stearns for its reasonable out-of-pocket expenses, including the reasonable fees and disbursements of its attorneys, and indemnify Bear Stearns and related parties against certain liabilities arising out of or in connection with or as a result of Bear Stearns's engagement as financial advisor to the Independent Committee, including certain liabilities under the federal securities laws.

     Purchaser has retained Corporate Investor Communications, Inc. to act as the information agent (the "Information Agent") in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, facsimile, telegraph and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials to the beneficial owners of Shares. The Information Agent will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.

     Except as set forth above, neither the Company nor any person acting on its behalf has employed or retained or will compensate any person or class of persons to make solicitations or recommendations on its behalf with respect to the Offer or the Merger.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (b) To the Company's knowledge, no transactions in the Shares have been effected during the past 60 days by the Company or its executive officers, directors, affiliates or subsidiaries, or by Purchaser or its executive officers, directors, affiliates or subsidiaries.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     (d)(1)(i) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person.

     (d)(1)(ii) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

     (d)(2) Except as indicated in Items 3 and 4 above, there are no transactions, Company's Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

ITEM 8.  ADDITIONAL INFORMATION

     (b) The information contained in all of the Exhibits referred to in Item 9 below is incorporated by reference herein.

ITEM 9.  EXHIBITS

EXHIBIT
NUMBER
-------
(a)(1)   Offer to Purchase, dated October 13, 2000 (incorporated
         herein by reference to Exhibit (a)(1) to the Schedule TO).
(a)(2)   Letter of Transmittal (incorporated herein by reference to
         Exhibit (a)(2) to the Schedule TO).
(a)(3)   Form of letter to stockholders of Impac Commercial Holdings,
         Inc., dated October 13, 2000. (Included in copy mailed to
         stockholders.)
(a)(4)   Press release of Impac Commercial Holdings, Inc., dated as of October 6, 2000.
(e)(1)   Agreement and Plan of Merger, dated as of October 6, 2000, between Fortress Investment Corp., Fortress Impac
         Acquisition Corp. and Impac Commercial Holdings, Inc.
(e)(2)   Opinion of Bear, Stearns & Co. Inc. to the Independent
         Committee of the Board of Directors of Impac Commercial
         Holdings, Inc., dated October 6, 2000 (included as Schedule
         I hereto).
(g)      Not applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this Statement is true, complete and correct.

                                          IMPAC COMMERCIAL HOLDINGS, INC.

                                          By: /s/   RANDAL A. NARDONE
                                            ------------------------------------
                                            Name: Randal A. Nardone
                                            Title:  Chief Operating Officer and
                                              Secretary

Date: October 13, 2000

                                 EXHIBIT INDEX

EXHIBIT
  NO.
-------
(a)(1)    Offer to Purchase, dated October 13, 2000 (incorporated
          herein by reference to Exhibit (a)(1) to the Schedule TO).
(a)(2)    Letter of Transmittal (incorporated herein by reference to
          Exhibit (a)(2) to the Schedule TO).
(a)(3)    Form of letter to stockholders of Impac Commercial Holdings,
          Inc., dated October 13, 2000. (Included in copy mailed to
          stockholders.)
(a)(4)    Press release of Impac Commercial Holdings, Inc., dated as of October 6, 2000.
(e)(1)    Agreement and Plan of Merger, dated as of October 6, 2000, between Fortress Investment Corp., Fortress Impac
          Acquisition Corp. and Impac Commercial Holdings, Inc.
(e)(2)    Opinion of Bear, Stearns & Co. Inc. to the Independent
          Committee of the Board of Directors of Impac Commercial
          Holdings, Inc., dated October 6, 2000 (included as Schedule
          I hereto).
(g)       Not applicable.

                                                                      SCHEDULE I

                      OPINION OF BEAR, STEARNS & CO. INC.

October 6, 2000

The Special Committee of the Board of Directors of
Impac Commercial Holdings, Inc.
1301 Avenue of the Americas, 42nd Floor
New York, NY 10019

Ladies and Gentlemen:

We understand that Impac Commercial Holdings, Inc. ("Impac" or the "Company"), Fortress Impac Acquisition Corp. ("Purchaser") and Fortress Investment Corp. ("Fortress") intend to enter into an Agreement and Plan of Merger (the "Agreement"), pursuant to which Purchaser will commence a tender offer (the "Offer") to purchase for $7.55 cash (the "Purchase Price") all of the issued and outstanding shares of common stock of Impac not already owned by Fortress and its affiliates followed by a merger of Purchaser with and into Impac (the "Merger") pursuant to which holders of the remaining outstanding shares of common stock, other than Fortress and its affiliates, will receive the Purchase Price in exchange for their shares (the Offer and Merger, collectively the "Transaction").

You have asked us for our opinion as to whether the Purchase Price to be received by the public stockholders of Impac in the Transaction is fair, from a financial point of view, to the public stockholders of Impac, other than Purchaser and its affiliates.

In the course of performing our review and analyses for rendering this opinion, we have:

- reviewed the draft Agreement (which you have advised us is in substantially final form);

- reviewed Impac's Annual Reports on Form 10-K for the years ended December 31, 1997-1999, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2000 and June 30, 2000, its Reports on Form 8-K during the three years ended October 5, 2000 and its self-tender documents on forms SC TO-I dated April 24, 2000 and June 6, 2000;

- reviewed certain operating and financial information, including projections through December 31, 2001, provided to us by management of FIC Management Inc., an affiliate of Fortress (the "Manager") relating to Impac's business, operations and prospects;

- reviewed the management agreement between Impac and the Manager dated May 6, 1999 (the "Management Agreement");

- reviewed the Manager's projections of revenues, expenses and incentive fees related to the Management Agreement;

- reviewed the terms of the Series B 8.5% Cumulative Convertible Preferred Stock held by a Fortress affiliate and the provisions of the Agreement related thereto;

- met with certain members of Impac's senior management, all of whom are also employees of Fortress and the Manager, to discuss Impac's business, operations, historical and projected financial results and future prospects;

- obtained from management of Impac third party marks of the estimated market value of the Company's CMBS investments as of June 30, 2000;

- met with representatives of Fortress and the Manager to discuss the offer and their views as to the Company's business;

The Special Committee of the Board of Directors of
Impac Commercial Holdings, Inc.
October 6, 2000
Page  2

- met with the Special Committee and discussed, among other things, the Special Committee's view of the financial projections of Impac furnished to us by the Manager, strategic alternatives pursued by the Company and prospects for the Company;

- reviewed the historical prices, trading multiples and trading volume of the common shares of Impac;

- reviewed publicly available financial data, stock market performance data and trading multiples of companies which we deemed generally comparable to Impac;

- reviewed the terms of recent merger and acquisition and liquidation transactions involving companies we deemed generally comparable to Impac;

- reviewed the terms of recent merger and acquisition transactions involving the acquisition of REITs by advisors to the REITs, or by third parties in connection with their acquisition of REITs;

- performed discounted cash flow analyses of the Company based on the projections for a hypothetical liquidation of Impac and third party marks of the estimated market value of Impac's CMBS investments as obtained from management of Impac;

- performed discounted cash flow analyses based on the projections for the Manager under the Management Agreement; and

- conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information, including without limitation the projections, provided to us by Impac, Fortress and the Manager. With respect to Impac's and the Manager's projected financial results, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior managements of Impac and the Manager as to the expected future performance of Impac and the Manager, respectively. We have not assumed any responsibility for the independent verification of any such information or of the projections provided to us, and we have further relied upon the assurances of the senior managements of Impac and the Manager that they are unaware of any facts that would make the information, projections and estimates provided to us incomplete or misleading. We were recently informed by the Manager (i) that there have been prepayments made to the collateral underlying the CMO and (ii) that these prepayments will have a non-material impact on the Company's interest income and the financial performance of the Company.

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (contingent or otherwise) of Impac, nor have we been furnished with any such appraisals. During the course of our engagement, we were not asked by the Special Committee to, and did not, solicit indications of interest from third parties regarding a transaction with Impac. We have assumed that the Transaction will be consummated in a timely manner and in accordance with the terms of the Agreement without any regulatory limitations, restrictions, conditions, amendments or modifications that collectively would have a material effect on Impac.

We have acted as a financial advisor to the Special Committee of the Board of Directors of Impac Commercial Holdings, Inc. in connection with the Transaction and will receive a customary fee for such services. In the ordinary course of business, Bear Stearns may actively trade the equity and debt securities of Impac for our own account and for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. We have, within the past eighteen months, acted as an advisor to Impac regarding an unsolicited proposed transaction with Apex Mortgage Capital, Inc. In addition, we have provided investment banking services to affiliates of Fortress, and Bear Stearns, through one of its affiliated investment partnerships, is an investor in a fund sponsored by an affiliate of Fortress.

The Special Committee of the Board of Directors of
Impac Commercial Holdings, Inc.
October 6, 2000
Page  3

It is understood that this letter is intended for the use of the Special Committee of Impac in its consideration of the Transaction and does not constitute a recommendation to the Special Committee of Impac, or to any stockholder of the Company. This opinion does not address Impac's underlying business decision to pursue the Transaction, the relative merits of the Transaction as compared to any alternative business strategies that might exist for Impac or the effects of any other transaction in which Impac might engage. This letter is not to be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any disclosure document on Schedule 13(e)(3) or
Schedule 14(d)(9) or any proxy statement to be distributed to the holders of Impac common stock in connection with the Transaction. Our opinion is subject to the assumptions and conditions contained herein and is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Purchase Price is fair, from a financial point of view, to the public stockholders of Impac, other than Purchaser and its affiliates.

Very truly yours,

BEAR, STEARNS & CO. INC.

By:     /s/ CHARLES S. EDELMAN
    ----------------------------------
         Senior Managing Director